

September 24, 2010

Mr. Tuck Wing Pang, Chief Financial Officer
Sinocom Pharmaceutical, Inc.
Room 3, 21/F, Far East Consortium Building
121 Des Voeux Road
Central, Hong Kong

> **Re:** **Sinocom Pharmaceutical, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 23, 2010**
> **File No. 0-53213**

Dear Mr. Pang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note the Company has determined that it should have applied the purchase method of accounting rather than the pooling-of-interest method for the 2006 acquisition of Anqing Zhongxi Yao, Ltd. Please explain to us how you determined that the purchase method should have been applied for this transaction, and tell us the facts and circumstances you considered to identify the accounting acquirer.

2. Please tell us the date you plan to file your amended Form 10-K for the fiscal year ended December 31, 2009, and amended Form 10-Q for the fiscal quarter ended March 31, 2010 to correct the accounting for the accounting acquirer's 2006 acquisition. Also tell us your progress to-date on filing your delinquent Form 10-Q for the fiscal quarter ended June 30, 2010, and the date you plan to file this report.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

John T. Archfield Jr.
Staff Accountant

cc: Gary S. Joiner, Esq.
Fax: (303) 494-6309